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                                                                    File No. 70-


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        FORM U-1 APPLICATION-DECLARATION

                                    UNDER THE

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                          Interstate Energy Corporation
                           222 West Washington Avenue
                            Madison, Wisconsin 53703


                  (Names of companies filing this statement and
                    addresses of principal executive offices)

                                      None

                    (Name of top registered holding company,
                     parent of each applicant or declarant)

                              Erroll B. Davis, Jr.
                                  President and
                             Chief Executive Officer
                          Interstate Energy Corporation
                           222 West Washington Avenue
                          Madison, Wisconsin 53703-0192

                   (Names and addresses of agents for service)



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     The Commission is requested to send copies of all notices, orders and communications in connection with this Application-Declaration to:

             Barbara J. Swan                           M. Douglas Dunn
             General Counsel                    Milbank, Tweed, Hadley & McCloy
       Interstate Energy Corporation              One Chase Manhattan Plaza
        222 West Washington Avenue                 New York, New York 10005
      Madison, Wisconsin 53703-0192



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ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION.

         In this Application-Declaration, Interstate Energy Corporation ("IEC"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), seeks authorization from time to time for a period of five (5) years for (i) Alliant Industries, Inc. ("Alliant"), through its wholly-owned subsidiary, Heartland Properties, Inc. ("HPI"), or its affiliate, to invest in tax credit properties in the service area of IEC, and (ii) HPI to implement a program to provide assistance for affordable single-family housing in the IEC service area.

         BACKGROUND:  THE APPLICANT AND ITS SUBSIDIARY.

         The Securities and Exchange Commission (the "Commission") issued an order on April 14, 1998 (the "Order") approving the combination of WPL Holdings, Inc. ("WPLH"), IES Industries Inc. ("IES") and Interstate Power Company ("IPC"), pursuant to which the utility subsidiary of IES, IES Utilities Inc. ("Utilities"), and IPC would become subsidiaries of WPLH (the "Merger"). Upon the consummation of the Merger, WPLH was renamed IEC. After the approval of the Merger, IEC registered with the Commission as a holding company under the Act. As part of the Order, the Commission authorized all of the current activities of HPI and its subsidiaries.

         Alliant is a wholly-owned subsidiary of IEC which serves as a holding company for the non-utility subsidiaries of IEC. HPI was established in 1988 to qualify for tax credits and assist in the development of low-income housing in the service area of Wisconsin Power & Light Company, which was the public utility subsidiary of WPLH prior to the Merger and is now a public utility subsidiary of IEC. HPI and its wholly-owned subsidiary, Heartland Asset Management, Inc. ("HAM"), provide asset management for the portfolios of IEC (the assets in the IEC portfolio came from WPLH as a result of the Merger - please refer to Exhibit A herein) and third-party corporate investors in already-established equity investment funds (please refer to


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Exhibit B herein). Capital Square Financial Corporation ("Capital Square"), also a wholly-owned subsidiary of Alliant, was incorporated in 1992 to provide financing services, including the origination and sale of mortgages, for the tax credit properties of HPI

         As a result, HPI no longer sells credits to outside equity investors, nor acts as a real estate developer nor directly manages properties. HPI's emphasis is on asset management to protect the tax credits and the physical properties. HPI defines asset management as reviewing and analyzing financial statements generated by the third party property management firm against the approved budget for the investments and conducting compliance file assessments to determine that the properties remain in compliance with the provisions of Low Income Housing Tax Credit (the "LIHTC") Program under Section 42 of the Internal Revenue Code. Asset management in this context also includes on-site inspections to determine that the physical structure and grounds are maintained as quality affordable housing. Initially, HPI was active in syndication, development and the property management of tax credit properties. In 1995, however, HPI changed its direction to outsourcing these functions and providing oversight to protect the investments.

         LOW INCOME TAX CREDIT PROPERTY INVESTMENTS.

         IEC seeks authorization from the Commission for HPI to invest in new LIHTC properties in the same manner in which it had most recently invested in such properties: through the acquisition of limited partnership units in limited partnerships that are organized specifically to invest in low-income, multi-family housing projects throughout the IEC service area. These limited partnerships are designed to ensure that the properties qualify for LIHTCs and remain in compliance under Section 42 of the Code. A separate limited partnership would be established for each qualifying housing development.


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This structure would allow HPI to arrange financing for each project on a stand-alone basis and to insulate each investment property from any liabilities that may occur in the development of the other properties. HPI would not serve as the developer of these properties, but merely as an investor and monitor management of the properties. IEC's predominantly rural service territory would benefit by virtue of these investments which also would increase the demand for utility services. These investments would also be consistent with the utility's stated policy of not abandoning the rural areas in its service territory in Iowa, Minnesota and Illinois. In addition, by obtaining the tax credits, IEC would be able to manage and lower its income tax expense.

         IEC seeks authorization for Alliant, either through itself, HPI or another affiliate, to invest in a limited number of LIHTC properties in the IEC service territory from time to time during the next five (5) years. The aggregate amount of such investment would be limited to $50 million in equity, which amount would likely be invested pro rata over the next five years. The investments would be made only in properties in the IEC service territory.

         Prior to actual investment, each property would be approved by the Heartland Investment Committee (the "Committee"). The Committee comprises five members, three of whom are internal members of HPI and two of whom are members of Alliant. The purpose of the Committee is to review proposed real estate investments and either provide final approval for or reject such proposals. A formal meeting is held to present an overview of the proposed developer following the completion of due diligence on that developer and the proposed development. The proposed development is described in detail from the construction stage through the final property management arrangements in case study format; a forecast is included in the minutes of such a meeting.


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HPI would make the investments only in properties in the IEC service territory.

         The LIHTC has provided IEC's predecessors a major incentive to invest in low-income housing projects for persons in the IEC service area. The LIHTC has provided each of these investors with a direct reduction to its federal income tax liability. In exchange for an LIHTC, the owner of a qualified property must agree to rent the units to persons with sufficiently low incomes as defined in Section 42 of the Code for at least fifteen years. In this way, the LIHTC program has resulted in the creation of a substantial amount of affordable housing stock in the IEC service territory in Wisconsin. IEC has recognized a continuing affordable housing need, especially in Iowa, and thus seeks authorization for HPI to invest in LIHTC properties over the next five (5) years.

         SINGLE-FAMILY HOUSING DEVELOPMENT.

         IEC seeks authorization for HPI to implement a program that specializes in the development of single-family entry-level housing throughout its service territory, but primarily in Iowa. Communities served by IEC have identified the lack of affordable, entry-level housing stock in rural communities as a major inhibitor of economic development. The opportunity for young families to own a home is a necessary element to attract and retain a quality workforce for the development of business. In most rural service territory communities there has not been planned residential development since the 1970's. The main reason for the absence of single family housing stock is a lack of capital in rural communities for the development of infrastructure and the funding of mortgages to purchase homes. The development of affordable single family housing will be necessary to attract and support the labor force necessary for new economic development and will also result in an expanded tax base for rural communities in the IEC service


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territory. The local communities in the service territory do not have the resources to address these issues on their own.

         IEC therefore seeks authorization for HPI to implement a program in which it would work together with rural municipalities and counties in the IEC service territory to eliminate barriers to home ownership and develop strategies to encourage the development of single-family entry-level housing. HPI would act as a consultant in partnership with the local entities to identify geographical areas for development, identify the most efficient types of development and consult in the development of specific programs to address issues such as down payment assistance, education programs for new home owners and identifying and developing sources of capital investment.

         Based on housing needs and local community interest, IEC has identified the communities of Clarke County, Mason City and Winnebago County as possible initial participants in the program.

         CURRENT ACTIVITIES.

         IEC will continue, through its subsidiaries, its ownership and asset management services in connection with its existing portfolios of multi-family LIHTC properties. HAM, as a wholly-owned subsidiary of HPI, will continue its oversight of the low-income properties consistent with the role of passive investor. HAM will focus on three primary areas of asset management: property management, property accounting and compliance. Capital Square, like HPI a direct subsidiary of Alliant, will provide any needed financing services for the investment properties. These services will include the origination and sale of mortgages.

         IEC anticipates that the 1998 LIHTC portfolio of IEC (formerly WPLH) will comprise sixty-two (62) developments with budgeted revenue of $12.9 million and operating expenses of $8.6 million. HAM will also perform the same management role for twenty-nine (29) additional low-income properties in


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four equity investment funds and one (1) property with a direct outside investor. The property management companies that provide the hands-on management services for these properties will continue to be responsible for the implementation of capital improvement plans, the maximization of revenues from the properties and to ensure that actual operating expenses fall within budgeted amounts.

         HAM will continue to conduct on-site inspections to review management operations and to ensure that each of the properties remains in compliance with LIHTC requirements. These review operations include the close monitoring of properties that HAM has placed on a "watch list" as properties that are not meeting pre-established performance criteria for their investors. It is the role of the management companies to improve the performances and have the properties removed from the watch list. IEC is evaluating the sale of at least three (3) properties from the existing portfolio during 1998. This is consistent with the scheduled wind-down of the investment properties as the existing LIHTCs expire. Also, Capital Square will arrange the permanent financing of at least seven (7) such properties that remain in lease-up situations with ongoing construction loans.

STATEMENT PURSUANT TO RULE 54

         IEC does not intend at present to use the transactions proposed herein to finance the acquisition of an exempt wholesale generator or a foreign utility company. If the Applicant's intention changes, it will file an amended Form U-1 Application-Declaration requesting authorization for such use.

ITEM 2.  FEES, COMMISSIONS AND EXPENSES.

         An estimate of the fees and expenses to be paid or incurred by the applicants in connection with the proposed transactions is set forth below:


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
                     Description                                      Amount
                     -----------                                      ------

             Counsel fees                                             7,000

             Total                                                    7,000
                                                                      -----

ITEM 3.  APPLICABLE STATUTORY PROVISIONS.

         Sections 9(c)(3) and 11(b)(1) of the Act are or may be applicable to one or more of the transactions described herein. To the extent any other sections of the Act and the Commission's rules thereunder may be applicable to the proposed transactions, the Applicant hereby requests appropriate orders thereunder.

ITEM 4.  REGULATORY APPROVAL.

         No state or federal regulatory authority, other than the Commission under the Act, has jurisdiction over any of the proposed transactions, and no other state or federal authorizations are required for the transactions described herein.

ITEM 5.  PROCEDURE.

         It is requested that the Commission issue and publish no later than July 10, 1998, the requisite notice under Rule 23 with respect to the filing of this Application-Declaration, such notice to specify a date not later than July 17, 1998 as the date after which an order granting and permitting this Application-Declaration to become effective may be entered by the Commission and that the Commission enter not later than July 18, 1998 an appropriate order granting and permitting this Application-Declaration to become effective.

         No recommended decision by a hearing officer or other responsible officer of the Commission is necessary or required in this matter. The Division of Investment Management of the Commission may assist in the preparation of the Commission's decision in this matter. There should be no


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thirty-day waiting period between the issuance and the effective date of any order issued by the Commission in this matter, and it is respectfully requested that any such order be made effective immediately upon the entry thereof.


ITEM 6.  EXHIBITS.

         The following exhibits are filed as part of this statement:

EXHIBITS                            DESCRIPTION

Exhibit A                  LIHTC Properties - WPLH Portfolio
Exhibit B                  LIHTC Properties - Four Equity
                            Investment Funds
Exhibit C                  Preliminary opinion of counsel
                            (filed herewith)
Exhibit D                  Final or "past tense" opinion of counsel
                            (to be filed with Certificate of Notification)

ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS.

         The proposed transactions do not involve major federal action having a significant effect on the human environment. To the best of the Applicant's knowledge, no federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transactions.


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                                S I G N A T U R E

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

         Date: June 19, 1998



                          Interstate Energy Corporation

                            By: /s/ Erroll B. Davis
                                -------------------------
                                Erroll B. Davis, Jr.
                                President and Chief Executive
                                  Officer